Exhibit 99.1

Orient Paper, Inc. Announces Third quarter of 2015 Financial Results

Earnings Conference Call Is Scheduled for Thursday, November 12, 2015, 8:00 am ET

BAODING, China, Nov. 11, 2015 /PRNewswire/ -- Orient Paper, Inc. (NYSE MKT: ONP) ("Orient Paper" or the "Company"), a leading manufacturer and distributor of diversified paper products in North China, today announced its unaudited financial results for the third quarter ended September 30, 2015. Because the Securities and Exchange Commission is closed today in observance of Veterans Day, the Company’s quarterly report on Form 10-Q for the same quarter will be filed before the market open tomorrow, on Thursday, November 12, 2015.

Third quarter of 2015 Financial Highlights

	For the Three Months Ended September 30,
($ millions)	2015	2014	% Change
Revenue	32.4	40.8	-20.5%
Regular Corrugating Medium Paper ("CMP")*	19.0	24.4	-22.4%
Light-Weight CMP**	3.7	4.9	-24.5%
Offset Printing Paper	9.3	10.8	-14.1%
Tissue Paper	0.3	0.0	NA
Digital Photo Paper	0.2	0.6	-73.5%

Gross profit	6.4	6.4	0.1%
Gross margin	19.8%	15.7%	4.1%
Regular Corrugating Medium Paper ("CMP")*	20.4%	12.2%	8.2%
Light-Weight CMP**	30.7%	30.3%	0.3%
Offset Printing Paper	16.5%	17.7%	-1.2%
Tissue Paper	1.8%	NA	NA
Digital Photo Paper	-93.2%	1.6%	NM

Operating income	2.6	4.9	-47.2%
Net income	1.7	3.4	-50.0%
EBITDA	7.8	7.0	11.7%
Basic and Diluted earnings per share	0.08	0.18	-53.5%

* Products from PM6
** Products from the newly renovated PM1
*** Reconciliation of EBITDA to Net Income at the back of the release

•	Revenue decreased by 20.5% to $32.4 million, primarily due to government mandated temporary production suspension from August 20 to September 4, 2015.
•	Gross profit was $6.4 million, essentially unchanged from the same period of last year. Gross margin increased by 4.1 percentage points to 19.8%, primarily due to declines in unit material cost for regular CMP and energy cost as well as an increase in ASP of regular CMP.
•	EBITDA was $7.8 million, an increase of 11.7% from the same period of last year.
•	Net income was $1.7 million, or $0.08 per diluted share, compared to $3.4 million, or $0.18 per diluted share, for the same period of last year.
•	We completed the relocation and resumed the commercial production of digital photo paper production lines in August 2015.
•	We commenced the packaging operations of tissue paper products, that involves processing base tissue paper from long-term cooperative third party and producing finished products in Wei County Industry Park and generated approximately $0.3 million in sales on shipment of 208 tonnes of tissue paper in the third quarter.

Mr. Zhenyong Liu, Chairman and Chief Executive Officer of Orient Paper, commented, "The change in our third quarter revenue largely reflected the negative impact of the temporary production suspension from August 20 to September 4, 2015 mandated by the Baoding City government in connection with the International Association of Athletics Federations World Championship Games and the military parade commemorating the 70th anniversary of the end of World War II held in Beijing. Production of affected production lines was resumed on September 5, 2015 and has returned to its normal levels."

Mr. Liu continued, "With the digital photo paper production lines up and running following the completion of its relocation in August, 2015 and the new tissue paper packaging lines ramping up, we expect to end the year on a high note amidst relatively benign pricing environment for both raw materials and our products."

Three Months Ended September 30, 2015 Financial Results

Revenue

For the third quarter of 2015, total revenue decreased by $8.3 million, or 20.5%, to $32.4 million from $40.8 million for the same period of the last year. The decrease in total revenue was primarily due to the government mandated temporary production suspension of from August 20 to September 4, 2015.

	For the Three Months Ended September 30,
	2015			2014
	Revenue ($'000)	Volume (tonne)	ASP ($/tonne)	Revenue ($'000)	Volume (tonne)	ASP ($/tonne)
Regular CMP	18,954	52,737	359	24,419	68,876	355
Light-Weight CMP	3,713	10,138	366	4,918	13,341	369
Offset Printing Paper	9,313	13,689	680	10,846	15,791	687
Tissue Paper	275	208	1,324	-	-	NA
Digital Photo Paper	151	38	3,983	571	146	3,908
Total	32,407	76,810	422	40,754	98,154	415

Revenue from CMP, including both Regular CMP and Light-Weight CMP, decreased by $6.7 million, or 22.7%, to $22.7 million and accounted for 69.9% of total revenue for the third quarter of 2015. This compared to $29.3 million, or 72.0% of total revenue for the same period of last year. The Company sold 62,875 tonnes of CMP with average selling price ("ASP") of $361/tonne in the third quarter of 2015, compared to 82,217 tonnes at $357/tonne in the same period of last year.

Of the total CMP sales, revenue from Regular CMP decreased by $5.5 million, or 22.4% to $19.0 million on volume of 52,737 tonnes and ASP of $359/tonne for the third quarter of 2015, compared to revenue of $24.4 million on volume of 68,876 tonnes and ASP of $355/tonne for the same period of last year. Revenue from Light-Weight CMP decreased by $1.2 million, or 24.5% to $3.7 million on volume of 10,138 tonnes and ASP of $366/tonne for the third quarter of 2015, compared to revenue of $4.9 million on volume of 13,341 tonnes and ASP of $369/tonne for the same period of the last year.

Revenue from offset printing paper decreased by $1.5 million, or 14.1%, to $9.3 million for the third quarter of 2015 from $10.8 million for the same period of last year. The Company sold 13,689 tonnes of Offset Printing Paper with ASP of $680/tonne in the third quarter of 2015, compared to 15,791 tonnes at $687/tonne in the same period of last year.

Revenue from tissue paper products was $0.3 million on volume of 208 tonnes at $1,324/tonne for the third quarter of 2015.

Revenue from digital photo paper was approximately $0.2 million for the third quarter of 2015, compared to $0.6 million for the same period of last year. The Company sold 38 tonnes of digital photo paper with ASP of $3,983/tonne in the third quarter of 2015, compared to 146 tonnes at $3,908/tonne in the same period of the last year. In October 2014, we shut down and disassembled our digital photo paper production facilities (our PM4 and PM5 production lines) for the relocation, as mandated by the local county government to a new workshop that we built across the street from our main production base, Xushui Paper Mill. We completed the relocation and resumed commercial production of our digital photo paper in August 2015. We expect to increase our digital photo paper production in the fourth quarter of 2015.

Gross Profit and Gross Margin

Total cost of sales decreased by $8.4 million, or 24.3%, to $26.0 million for the third quarter of 2015 from $34.3 million for the same period of the last year. Cost of sales per tonne was $338 for the third quarter of 2015, compared to $350 for the same period of last year. Costs of sales per tonne for Regular CMP, Light-Weight CMP, offset printing paper, tissue paper products, and digital photo paper were, $286, $254, $568, $1,301, and $7,695, respectively, for the third quarter of 2015, compared to $311, $257, $565, $nil, and $3,845, respectively, for the same period of last year.

Total gross profit was $6.4 million for the third quarter of 2015, essentially unchanged from the same period of last year. Total gross margin was 19.8% for the third quarter of 2015, compared to 15.7% for the same period of last year. The increase in total gross margin was primarily due to declines in unit material cost for regular CMP and energy cost as well as an increase in ASP of regular CMP.

Gross margin for Regular CMP, Light-Weight CMP, offset printing paper, tissue paper products, and digital photo paper was 20.4%, 30.7%, 16.5%, 1.8% and -93.2%, respectively, for the third quarter of 2015, compared to 12.2%, 30.3%, 17.7%, nil, and 1.6%, respectively, for the same period of last year.

Income from Operations

Selling, general and administrative expenses ("SG&A") was $3.8 million for the third quarter of 2015, compared to $1.0 million for the same period of the last year.  The increase was primarily due to the increase in the depreciation costs associated with disassembling the digital photo production lines for relocation that was charged to SG&A and with the new facilities in the Wei County Industrial Park.

Income from operations decreased by $2.3 million, or 47.2%, to $2.6 million for the third quarter of 2015 from $4.9 million for the same period of last year. Operating margin was 8.0% for the third quarter of 2015, compared to 12.1% for the same period of last year.

Net Income

Net income decreased by $1.7 million, or 50.0%, to $1.7 million for the third quarter of 2015 from $3.4 million for the same period of last year. Basic and diluted earnings per share for the third quarter of 2015 were $0.08, compared to $0.18 for same period of last year.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased by $0.8 million, or 11.7%, to $7.8 million for the third quarter of 2015 from $7.0 million for the same period of last year. See the reconciliation of EBITDA to Net Income below.

Nine Months Ended September 30, 2015 Financial Results

	For the Nine Months Ended September 30,
($ millions)	2015	2014	% Change
Revenue	100.2	104.3	-4.0%
Regular Corrugating Medium Paper ("CMP")*	61.3	65.8	-6.8%
Light-Weight CMP**	11.9	6.4	84.6%
Offset Printing Paper	26.6	29.2	-9.0%
Tissue Paper	0.3	0.0	NA
Digital Photo Paper	0.2	2.9	-94.0%

Gross profit	21.9	17.2	27.2%
Gross margin	21.8%	16.5%	5.4%
Regular Corrugating Medium Paper ("CMP")*	21.4%	14.0%	7.5%
Light-Weight CMP**	31.4%	28.5%	2.9%
Offset Printing Paper	19.4%	19.2%	0.1%
Tissue Paper	1.8%	NA	NA
Digital Photo Paper	-77.3%	19.2%	NM

Operating income	14.5	13.8	5.1%
Net income	9.4	9.5	-1.0%
EBITDA	25.1	19.8	27.1%
Basic and Diluted earnings per share	0.46	0.50	-7.9%

* Products from PM6
** Products from the newly renovated PM1
*** Reconciliation of EBITDA to Net Income at the back of the release

Revenue

For the nine months ended September 30, 2015, total revenue decreased by $4.1 million, or 4.0%, to $100.2 million from $104.3 million for the same period of last year. The decrease in total revenue was primarily due to the government mandated production suspension from August 20 to September 4, 2015 that more than offset strength in the first half of 2015.

	For the Nine Months Ended September 30,
	2015			2014
	Revenue ($'000)	Volume (tonne)	ASP ($/tonne)	Revenue ($'000)	Volume (tonne)	ASP ($/tonne)
Regular CMP	61,273	165,959	369	65,757	181,984	361
Light-Weight CMP	11,893	31,623	376	6,443	17,556	367
Offset Printing Paper	26,575	38,545	689	29,202	42,664	684
Tissue Paper	275	208	1,324	-	-	NA
Digital Photo Paper	177	44	4,026	2,942	750	3,922
Total	100,194	236,379	424	104,344	242,954	429

Revenue from CMP, including both Regular CMP and Light-Weight CMP, increased by $1.0 million, or 1.3%, to $73.2 million and accounted for 73.0% of total revenue for the nine months ended September 30, 2015. This compared to $72.2 million, or 69.2% of total revenue for the same period of last year. The Company sold 197,582 tonnes of CMP with ASP of $370/tonne in the nine months ended September 30, 2015, compared to 199,540 tonnes at $362/tonne in the same period of last year.

Of the total CMP sales, revenue from Regular CMP decreased by $4.5 million, or 6.8%, to $61.3 million on volume of 165,959 tonnes and ASP of $369/tonne for the nine months ended September 30, 2015, compared to revenue of $65.8 million on volume of 181,984 tonnes and ASP of $361/tonne for the same period of last year. Revenue from Light-Weight CMP increased by $5.5 million, or 84.6%, to $11.9 million on volume of 31,623 tonnes and ASP of $376/tonne for the nine months ended September 30, 2015, compared to revenue of $6.4 million on volume of 17,556 tonnes and ASP of $367/tonne for the same period of last year.

Revenue from offset printing paper decreased by $2.6 million, or 9.0%, to $26.6 million for the nine months ended September 30, 2015 from $29.2 million for the same period of last year. The Company sold 38,545 tonnes of offset printing paper with ASP of $689/tonne in the nine months ended September 30, 2015, compared to 42,664 tonnes at $684/tonne in the same period of last year.

Revenue from tissue paper products was $0.3 million on volume of 208 tonnes at $1,324/tonne for the nine months ended September 30, 2015.

Revenue from digital photo paper was $0.2 million for the nine months ended September 30, 2015, compared to $2.9 million for the same period of last year. The Company sold 44 tonnes of digital photo paper with ASP of $4,026/tonne in the nine months ended September 30, 2015, compared to 750 tonnes at $3,921/tonne in the same period of last year. In October 2014, we shut down and disassembled our digital photo paper production facilities (our PM4 and PM5 production lines) for the relocation, as mandated by the local county government to a new workshop that we built across the street from our main production base, Xushui Paper Mill. We completed the relocation and resumed commercial production of our Digital Photo Paper in August 2015. We expect to increase our digital photo paper production in the fourth quarter of 2015.

Gross Profit and Gross Margin

Total cost of sales decreased by $8.8 million, or 10.1%, to $78.3 million for the nine months ended September 30, 2015 from $87.1 million for the same period of last year. Cost of sales per tonne was $331 for the nine months ended September 30, 2015, compared to $359 for the same period of last year. Costs of sales per tonne for Regular CMP, Light-Weight CMP, offset printing paper, tissue paper products, and digital photo paper were, $290, $258, $556, $1,301, and $7,138, respectively, for the nine months ended September 30, 2015, compared to $311, $262, $553, $nil, and $3,168, respectively, for the same period of  last year.

Total gross profit increased by $4.7 million, or 27.2%, to $21.9 million for the nine months ended September 30, 2015 from $17.2 million for the same period of last year. Total gross margin was 21.8% for the nine months ended September 30, 2015, compared to 16.5% for the same period of last year. Gross margin for Regular CMP, Light-Weight CMP, offset printing paper, tissue paper products, and digital photo paper was 21.4%, 31.4%, 19.4%, 1.8%, and -77.3%, respectively, for the nine months ended September 30, 2015, compared to 14.0%, 28.5%, 19.2%, nil, and 19.2%, respectively, for the same period of  last year.

Income from Operations

Selling, general and administrative expenses ("SG&A") was $7.4 million for the nine months ended September 30, 2015, compared to $2.9 million for the same period of  last year.  The increase was primarily due to the increase in the depreciation costs associated with disassembling the digital photo production lines for relocation that was charged to SG&A and with the new facilities in the Wei County Industrial Park.

Income from operations increased by $0.7 million, or 5.1%, to $14.5 million for the nine months ended September 30, 2015 from $13.8 million for the same period of last year. Operating margin was 14.5% for the nine months ended September 30, 2015, compared to 13.2% for the same period of last year.

Net Income

Net income decreased by $0.1 million, or 1.0%, to $9.4 million for the nine months ended September 30, 2015 from $9.5 million for the same period of last year. Basic and diluted earnings per share for the nine months ended September 30, 2015 were $0.46, compared to $0.50 for same period of last year.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased by $5.4 million, or 27.1%, to $25.1 million for the nine months ended September 30, 2015 from $19.8 million for the same period of last year. See the reconciliation of EBITDA to Net Income below.

Cash, Liquidity and Financial Position

As of September 30, 2015, the Company had cash and cash equivalents, short-term debt (including notes payable), current capital lease obligations, long term debt and non-current capital lease obligations of $4.4 million, $14.9 million, $6.3 million, $19.4 million and $6.7 million, respectively. This compared to $3.9 million, $28.5 million, $12.3 million, $15.6 million and $4.1 million, respectively, at the end of 2014.

Net cash provided by operating activities was $10.7 million for the nine months ended September 30, 2015, compared to $35.8 million for the same period of last year. Net cash used in investing activities was $11.3 million for the nine months ended September 30, 2015, compared to $22.8 million for the same period of last year. Net cash provided by financing activities was $1.4 million for the nine months ended September 30, 2015, compared to net cash used in financing activities of $9.1 million for the same period of last year.

Earnings Conference Call:

The Company's management will host a conference call to discuss its third quarter of 2015 financial results at 8:00 am US Eastern Time (5:00 am US Pacific Time/ 9:00 pm Beijing Time) on Thursday, November 12, 2015.

To attend the conference call, please dial-in using the information below. When prompted upon dialing-in, please provide the conference ID or ask for the "Orient Paper Third quarter of 2015 Earnings Conference Call."

Conference Call
Date:	Thursday, November 12, 2015
Time:	8:00 am ET
International Toll Free:	United States: +1-855-500-8701 Mainland China: 400-120-0654 Hong Kong: 800-906-606 International: +65-6713-5440
Conference ID:	74355843

This conference call will be broadcast live over the Internet and can be accessed by all interested parties by clicking http://www.orientpaperinc.com/, or http://edge.media-server.com/m/p/9chxwpay.

Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

A playback will be available through November 26, 2015. To listen, please dial +1-855-452-5696 if calling from the United States, or +61-290-034-211 if calling internationally. Use the passcode 74355843 to access the replay.

About Orient Paper, Inc.

Orient Paper, Inc. ("Orient Paper") is a leading paper manufacturer in North China. Using recycled paper as its primary raw material (with the exception of its digital paper and tissue paper products), Orient Paper produces and distributes three categories of paper products: corrugating medium paper, offset printing paper, and other paper products, including digital photo paper and tissue paper products.

With production based in Baoding in North China's Hebei Province, Orient Paper is located strategically close to the Beijing and Tianjin region, home to a growing base of industrial and manufacturing activities and one of the largest markets for paper products consumption in the country.

Orient Paper's production facilities are controlled and operated by its wholly owned subsidiary Shengde Holdings Inc., which in turn controls and operates Baoding Shengde Paper Co., Ltd., and Hebei Baoding Orient Paper Milling Co., Ltd.

Founded in 1996, Orient Paper has been listed on the NYSE MKT under the ticker symbol "ONP" since December 2009. For more information about the Company, please visit http://www.orientpaperinc.com.

Safe Harbor Statements

This press release may contain forward-looking statements. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's latest annual report on Form 10-K. All information provided in this press release speaks as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to update or revise its forward-looking statements.

ORIENT PAPER, INC. CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 (Unaudited)

	September 30,	December 31,
	2015	2014

ASSETS
Current Assets
Cash and cash equivalents	$4,363,721	$3,891,473
Restricted cash	3,144,011	8,873,999
Accounts receivable (net of allowance for doubtful accounts of $78,346 and $76,125 as of September 30, 2015 and December 31, 2014, respectively)	3,849,006	3,730,123
Inventories	9,256,819	7,139,599
Prepayments and other current assets	450,673	2,919,668
Deferred tax assets - current	36,972	-

Total current assets	21,101,202	26,554,862

Prepayment on property, plant and equipment	1,433,669	1,490,440
Property, plant, and equipment, net	204,633,709	208,213,198
Value-added tax recoverable	3,205,450	3,228,075
Deferred tax asset – non-current	1,087,351	281,010

Total Assets	$231,461,381	$239,767,585

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term bank loans	$6,288,022	$9,805,524
Current portion of long-term loans from credit union	-	147,083
Current portion of related party loan	2,296,059	2,386,978
Current obligations under capital lease	6,323,396	12,258,488
Accounts payable	1,100,697	-
Notes payable	6,288,023	16,113,744
Due to a related party	337,120	227,900
Accrued payroll and employee benefits	247,684	492,765
Other payables and accrued liabilities	4,419,585	2,400,523
Income taxes payable	514,505	637,143

Total current liabilities	27,815,091	44,470,148

Loans from credit union	5,281,939	5,760,745
Loans from a related party	14,148,051	9,805,524
Deferred gain on sale-leaseback	334,451	695,389
Long-term obligations under capital lease	6,568,399	4,090,413

Total liabilities	54,147,931	64,822,219

Commitments and Contingencies

Stockholders' Equity
Common stock, 500,000,000 shares authorized, $0.001 par value per share, 20,316,400 shares issued and outstanding as of September 30, 2015 and December 31, 2014	20,316	20,316
Additional paid-in capital	49,218,982	49,218,982
Statutory earnings reserve	6,080,574	6,080,574
Accumulated other comprehensive income	10,007,333	17,021,165
Retained earnings	111,986,245	102,604,329

Total stockholders' equity	177,313,450	174,945,366

Total Liabilities and Stockholders' Equity	$231,461,381	$239,767,585

ORIENT PAPER, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenues	$32,406,877	$40,754,205	$100,194,363	$104,344,334

Cost of sales	(25,990,316)	(34,343,357)	(78,307,555)	(87,141,643)

Gross Profit	6,416,561	6,410,848	21,886,808	17,202,691

Selling, general and administrative expenses	(3,814,782)	(995,613)	(7,355,144)	(2,893,828)
Loss from disposal of property, plant and equipment	-	(689,422)	-	(689,422)
Gain from disposal of assets held for sale	-	203,488	-	203,488

Income from Operations	2,601,779	4,929,301	14,531,664	13,822,929

Other Income (Expense):
Interest income	9,985	35,090	65,184	79,938
Subsidy income	210,423	-	487,465	-
Interest expense	(566,122)	(344,191)	(2,350,233)	(888,028)

Income before Income Taxes	2,256,065	4,620,200	12,734,080	13,014,839

Provision for Income Taxes	(570,168)	(1,247,256)	(3,352,164)	(3,536,493)

Net Income	1,685,897	3,372,944	9,381,916	9,478,346

Other Comprehensive Income (Loss):

Foreign currency translation adjustment	(7,190,713)	13,170	(7,013,832)	(1,077,496)

Total Comprehensive Income (Loss)	$(5,504,816)	$3,386,114	$2,368,084	$8,400,850

Earnings Per Share:
Basic Earnings per Share	$0.08	$0.18	$0.46	$0.50
Fully Diluted Earnings per Share	$0.08	$0.18	$0.46	$0.50

Weighted Average Number of Shares
Outstanding - Basic	20,316,400	18,923,374	20,316,400	18,909,001
Outstanding - Fully Diluted	20,328,003	18,923,374	20,316,400	18,909,001

ORIENT PAPER, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014 (Unaudited)

	Nine Months Ended
	September 30,
	2015	2014

Cash Flows from Operating Activities:
Net income	$9,381,916	$9,478,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,061,558	5,877,824
Loss from disposal of property, plant and equipment	-	689,422
Gain from disposal of assets held for sale	-	(203,488)
Allowance for (Recovery from) bad debts	5,268	(15,855)
Deferred tax	(878,730)	481,138
Changes in operating assets and liabilities:
Accounts receivable	(273,781)	(841,053)
Prepayments and other current assets	2,326,204	12,139
Inventories	(2,458,300)	4,375,716
Accounts payable	1,132,548	(307,667)
Notes payable	(9,478,519)	16,262,014
Accrued payroll and employee benefits	(232,861)	(161,625)
Other payables and accrued liabilities	1,184,473	618,254
Income taxes payable	(101,216)	(480,000)
Net Cash Provided by Operating Activities	10,668,560	35,785,165

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	-	239,194
Proceeds from sale of assets held for sale	-	2,682,957
Purchases of property, plant and equipment	(58,213)	(25,767,813)
Payment for construction in progress	(11,254,087)	-
Net Cash Used in Investing Activities	(11,312,300)	(22,845,662)

Cash Flows from Financing Activities:
Proceeds from issuance of shares and warrants, net	-	2,311,002
Proceeds from related party loans	5,242,483	643,500
Repayment of related party loans	(390,000)	(643,500)
Proceeds from short-term bank loans	3,234,990	6,504,805
Repayment of short-term bank loans	(6,469,979)	(4,878,604)
Repayment of loans from credit union	(412,461)	-
Payment of capital lease obligation	(5,378,582)	(4,095,015)
Release of (Increase in) restricted cash	5,548,008	(8,944,108)
Net Cash Provided by (Used in) Financing Activities	1,374,459	(9,101,920)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(258,471)	(38,302)

Net Increase in Cash and Cash Equivalents	472,248	3,799,281

Cash and Cash Equivalents - Beginning of Period	3,891,473	3,131,163

Cash and Cash Equivalents - End of Period	$4,363,721	$6,930,444

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest, net of capitalized cost	$1,717,941	$648,552
Cash paid for income taxes	$4,332,110	$3,535,355

CONTACT: Company Contact: Orient Paper, Inc., Email: ir@orientpaperinc.com; Investor Relations: Tina Xiao, Weitian Group LLC, Email: onp@weitian-ir.com, Phone: +1-917-609-0333